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                                                                    EXHIBIT 99.2

                            DAMSON/BIRTCHER PARTNERS
                               27611 LA PAZ ROAD
                        LAGUNA NIGUEL, CALIFORNIA 96656


                                  May 19, 1998

Dear Limited Partner:

     In April of this year, Grape Investors, LLC ("Grape") sent an unsolicited tender offer to the limited partners of Damson/Birtcher Realty Income Fund-I (the "Partnership") to purchase approximately 10% of the Partnership's outstanding limited partnership interests for approximately $250 per $1,000 of original subscription amount (the "Offer"), reduced by any Partnership distributions made to the limited partners after February 28, 1998.

     In its letter, dated May 6, 1998 to the limited partners, Damson/Birtcher Partners (the "General Partner") recommended that limited partners reject the Offer for the reasons stated in its letter. This letter supplements the General partner's May 6 letter and should be read in conjunction with that letter.

     In making a decision whether to tender to Grape, please consider the following additional information about the recent offer to purchase all of the Partnership's Properties for $39,140,000 (the "Purchase Offer") described in the General Partner's May 6 letter.

     o The prospective purchaser (the "Purchaser") is Abbey Investments, Inc., an affiliate of The Abbey Company. The Abbey Company is a Southern California-based real estate operating company founded in 1990. The Purchaser is not affiliated in any way with the Partnership or the General Partner, or any of the General Partner's principals or affiliates.

     o  The Purchaser currently does not own or operate real property outside of Southern California. Therefore, it is seeking to negotiate a property management agreement with Birtcher to manage the properties after closing.
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     The Purchase Offer is subject to the following conditions:

     o Completion and approval by the Purchaser of Phase I environmental reports for each property.

     o  Physical and engineering inspection of each property;

     o The Purchaser's approval of title reports and underlying documents; and

     o Receipt, review and approval by the Purchaser of operating documents, including leases, rental agreements and contracts, notes and trust deeds, inventories of personal property to remain at the properties, utility and other operating expense hills, property tax bills, and plans and specifications for each property.

     As stated in the General Partner's May 6 letter, there can be no assurance that these conditions can be satisfied or that the proposal sale of the properties will be completed at the stated price or otherwise. If, however, the sale is completed at the stated price, the General Partner estimates that the limited partners will receive aggregate sales proceeds totalling approximately $350 per $1,000 originally invested in the Partnership. Grape's offer, as you know, is $250 per $1,000 invested, reduced by any Partnership distributions you receive after February 28, 1998.

     If you have any questions that you wish to address to the General Partner, please call EquiNet Fund Administrators at 888-387-5387.

                                        Very truly yours,

                                        DAMSON/BIRTCHER PARTNERS